VIA EDGAR

June 8, 2016

Mr. Asen Parachkevov

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Janus Detroit Street Trust (“Registrant”)

Registration Statement on Form N-14

File No. 333-210527

Dear Mr. Parachkevov:

This letter responds to the comments to the Registrant’s registration statement on Form N-14 that were provided by telephone on Wednesday, April 27, 2016 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Janus Velocity Tail Risk Hedged Large Cap ETF (“New Fund I”), a series of Janus Detroit Street Trust (the “New Trust”), will acquire all of the assets of the Janus Velocity Tail Risk Hedged Large Cap ETF (“Existing Fund I”), a series of the ALPS ETF Trust (the “Existing Trust”), in exchange for shares of New Fund I and the assumption by New Fund I of the liabilities of Existing Fund I, and (ii) the Janus Velocity Volatility Hedged Large Cap ETF (“New Fund II”), a series of the New Trust, will acquire all of the assets of the Janus Velocity Volatility Hedged Large Cap ETF (“Existing Fund II”), a series of the Existing Trust, in exchange for shares of New Fund II and the assumption by New Fund II of the liabilities of Existing Fund II. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1. SEC Comment: Under the section entitled “Q&A/Synopsis” in the Proxy Statement/Prospectus, please add a question and corresponding answer regarding the reason for the reorganizations.

Response: The following question and corresponding answer will be added to the “Q&A/Synopsis” in the Proxy Statement/Prospectus:

Q.	What is the purpose of the proposed Reorganizations?

A. As background, to broaden product choices and facilitate entrance into the exchange traded product business, Janus Capital Group Inc. (“JCG”) acquired VS Holdings Inc., the parent company of VelocityShares LLC, a sponsor of exchange-traded products in 2014. Pursuant to a licensing agreement, VelocityShares Index and Calculation Services, a division of VelocityShares LLC, is the index provider of the Underlying Indices for the Existing Funds. The license agreement was assumed by Janus Index & Calculation Services, a subsidiary of JCG, following JCG’s acquisition of VelocityShares.

In recent months, Janus informed ALPS of its desire to launch new exchange-traded funds (i.e., the New Funds) that have identical investment objectives as the Existing Funds. and its desire for the Existing Funds to be merged into the New Funds. ALPS and Janus believe that it is in the best interests of Existing Fund shareholders to merge the Existing Funds into the New Funds in lieu of a liquidation of the Existing Funds for cash. Among other considerations, continued operation of the Existing Funds within the Existing Trust would result in two competing sets of funds with identical investment objectives on different fund platforms, and Janus Index & Calculation Services may terminate ALPS’ license to use the Existing Funds’ Underlying Indices at any time upon 90 days’ notice.

The Reorganizations, if consummated, would provide Existing Fund shareholders with the opportunity to continue to invest in a corresponding New Fund offering the same investment objective, and subject to substantially the same investment strategies, policies, and risks as their Existing Fund, but as part of a Janus-structured platform.

2. SEC Comment: Please explain the alternatives if the reorganizations are not approved by the respective shareholders in the Proxy Statement/Prospectus.

Response: The following question and corresponding answer in the “Q&A/Synopsis” in the Proxy Statement/Prospectus, as revised, describe the alternatives if the reorganizations are not approved.

Q:	What happens if the Reorganizations are not approved, or if only one is approved?”

A: If the Reorganizations are not approved, you would continue to hold shares of your Existing Fund. The corresponding New Fund would not commence operations and the Board of Trustees of the Existing Trust would determine what further action, if any, to take, which may include liquidation of the Existing Funds. Alternatives to the Reorganizations include (1) maintaining the status quo, which may ultimately result in termination of ALPS’ license to use the underlying indices and thus require the liquidation of the Existing Funds or (2) liquidation of the Existing Funds.

In the event one Existing Fund Reorganization is approved but the other Existing Fund Reorganization is not approved, the failure of an Existing Fund to consummate its Reorganization contemplated by its Plan shall not affect the consummation or validity of the Reorganization with respect to the other Existing Fund. Accordingly, it is possible that if a shareholder owns shares in both Existing Funds and one of the Reorganizations is not consummated, then after the Closing Date, such shareholder would continue to own shares of their Existing Fund that failed to consummate its Reorganization and shares of a New Fund after consummation of the approved Reorganization.

3. SEC Comment: Please include the cost of reorganizations in the Proxy Statement/Prospectus.

Response: Pursuant to Section 6 of the Agreement and Plan of Reorganization, Janus Capital Management LLC (“Janus”) has agreed to pay all costs associated with the reorganization. The reorganization expenses include (1) costs associated with obtaining any necessary order of exemption from the 1940 Act, preparing and filing Existing Fund’s prospectus supplements and the Registration Statement, and printing and distributing New Fund’s prospectus and Existing Fund’s proxy materials, (2) legal and accounting fees, including fees of counsel to each Investment Company and its Non-Interested Persons, (3) transfer agent and custodian conversion costs, (4) transfer taxes for foreign securities, (5) proxy solicitation costs, and (6) expenses of holding the Shareholders Meeting (including any adjournments thereof) but exclude brokerage costs, the Investment Adviser’s travel expenses, and similar expenses not directly related to the Reorganization.

The Registrant will include a statement regarding the estimated cost in the Proxy Statement/Prospectus. The estimated cost of the reorganizations is $125,000.

4. SEC Comment: Please confirm that there will be no commissions, transfer, re-position or other transactional fees in connection with the reorganizations. In addition, please confirm that there will be no capital gains realized as a result of the reorganizations.

Response: The Registrant confirms that there will be no commissions, transfer, re-position or other transactional fees in connection with the Reorganizations. The shares of each Existing Fund will be exchanged for shares (and cash in respect of fractional shares held by Existing Fund shareholders) of the corresponding New Fund having equal value, without any commission or other transactional fee being imposed.

Each Reorganization is expected to qualify as a “reorganization” for federal income tax purposes (under section 368(a) of the Internal Revenue Code of 1986, as amended). In general, each of the Existing Funds will not recognize any capital gain or loss as a direct result of the Reorganizations, and Shareholders of each of the Existing Funds will not recognize any gain or loss upon receipt of shares of the applicable New Fund in connection with the Reorganizations (except with respect to cash received in lieu of fractional shares).

5. SEC Comment: Please confirm that in the event that the vote required to approve the respective agreement and plan of reorganization is not obtained at the Special Meeting, the persons named as proxies may propose one or more adjournments to permit further solicitation of proxies in accordance with the Registrant’s bylaws and applicable law.

Response: The Registrant confirms that if an adjournment is necessary to solicit further votes, such adjournment will take place pursuant to the provisions in the Registrant’s bylaws and applicable law.

6. SEC Comment: Please complete all blanks in the Registrant’s registration statement prior to it going effective.

Response: The Registrant commits to completing all blanks in the Registrant’s registration statement prior to requesting, or allowing it to become effective.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this Registration Statement. The Registrant further acknowledges that Staff comments or changes to disclosures in response to Staff comments in this Registration Statement do not foreclose the SEC or any other person from taking any action with respect to such filing.

Please do not hesitate to contact me at 303-336-7823 or Francine Hayes at 617-662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Byron D. Hittle

Byron D. Hittle

Assistant Secretary

cc:	Francine Hayes, Esq.

Eric S. Purple, Esq.

Stephanie Grauerholz, Esq.

Abigail J. Murray. Esq.

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